T SERIES MIDDLE MARKET LOAN FUND LLC

1585 BROADWAY

NEW YORK, NY 10036

October 31, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: T Series Middle Market Loan Fund LLC

Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), T Series Middle Market Loan Fund LLC, a Delaware limited liability company (the “Company”), has today filed the following documents:

1.	a copy of the Company’s fidelity bond (the “Bond”), which includes a statement as to the period for which the premium has been paid (attached as Exhibit A); and

2.

an officer’s certificate of the Company containing the resolutions of the Board of Directors of the Company, including a majority of directors who are not “interested persons” of the Company, as defined in Section 2(a)(19) of the 1940 Act, approving the form, type, coverage and amount of the Bond and a statement as to the period for which premiums have been paid (attached as Exhibit B).

Very truly yours,

T SERIES MIDDLE MARKET LOAN FUND LLC

By:	/s/ Orit Mizrachi
Name:	Orit Mizrachi
Title:	Chief Operating Officer and Secretary